ZURICH

RECEIVED

2007 AUG -7 A 3:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07025751

SUPPL

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference TS/jp
Date 08/02/2007

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 28 39
Dir. fax +41 (44) 625 08 39
thiemo.sturny@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

- "Zurich issues estimate of weather losses in the UK during June"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Thiemo Sturny

PROCESSED
AUG 08 2007
THOMSON FINANCIAL

Enclosure

8/7

46674-03

File No. 82-5089

RECEIVED

2007 AUG -7 A 3:20

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

News Release

ZURICH®

Zurich issues estimate of weather losses in the UK during June

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, August 2, 2007 – Zurich Financial Services Group (Zurich) announced today that based on its current best estimate it expects aggregate claims payments related to storms and floods that occurred in the UK during June 2007 will not exceed USD 400 million before tax. This estimate is net of reinsurance. The period of extreme weather was from June 14 to the end of June with a peak loss suffered in the Sheffield, Doncaster and Hull areas on June 25. Charges will be recorded in the half year results 2007, which are due to be released on August 16, 2007.

While the amount represents our best estimate of the ultimate cost for these events, the nature of many of the losses and the extended remediation period needed to dry out properties and to complete repairs means that some uncertainty as to the final cost remains.

The recent floods that occurred in Southern England in July 2007 are an additional significant loss event, but at this stage it is too early to provide an estimate of the claims cost to be expected for Zurich. A charge for the July floods will be recorded in the third quarter results.

Zurich is committed to delivering against its customer promise and in these extreme circumstances the local teams, supported by resources from other Zurich operations in Europe and North America, have successfully maintained Zurich's high level of customer claims service. This is a great example of the competitive advantage of Zurich's global reach and culture.

ZURICH®

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 150 countries.

END